Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Name of Parent Company	Subsidiary State or Other Jurisdiction of Incorporation or Organization

Yer Brands Inc	Sustainable Projects Group Inc.	Indiana

Lithium Harvest ApS	Sustainable Projects Group Inc.	Denmark